Exhibit 1

    Summary for Purposes of Form 6-K of a Press Release Issued by Havas S.A.
                          in French on December 6, 2004

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                                                         Paris, December 6, 2004

      Havas announces that it has repurchased a portion of its outstanding bonds convertible and/or exchangeable into new or existing shares due in 2006 (the "OCEANEs 2006") and offers to repurchase
            additional OCEANEs 2006 outstanding in the French market

In order to improve its cash management, Havas has repurchased a portion of its outstanding OCEANEs 2006 (originally issued on December 11, 2000 in an aggregate principal amount of 708,847,459.20 euros, or 32,817,012 OCEANEs 2006).

Following the close of Euronext Paris on December 3, 2004, Deutsche Bank, acting as agent on behalf of Havas, repurchased OCEANEs 2006 in a principal amount of 74,232,892.80 euros, or 3,436,708 OCEANEs 2006 corresponding to 10.47% of the principal amount of OCEANEs 2006 originally issued. Since their original issuance, Havas has repurchased 30.68% of the amount of the OCEANEs 2006 initially issued. The most recent repurchase (other than the one referenced above) occurred in April 2003. Currently, 22,747,559 OCEANEs 2006 remain outstanding.

All OCEANEs 2006 repurchased will be cancelled in accordance with the agreement under which they were issued. As a result of the repurchase, Havas will record in its 2004 financial statements, excluding transaction costs, (i) 6.3 million euros (1.81 euros per OCEANE 2006) in positive financial income, corresponding to the difference between the write-back of the provision for the repayment premium on the OCEANEs 2006 on the one hand, and the charge relative to accrued interest on the repurchased OCEANEs 2006 and the amortization of remaining issuance costs on the other hand, and (ii) an extraordinary capital loss of 11.5 million euros (3.36 euros per OCEANE 2006), corresponding to the difference between the principal amount of OCEANEs 2006 repurchased on the one hand, and the repurchase price thereof excluding accrued interest on the other hand. These two figures should be viewed in light of the net financial expense that Havas would have incurred had these OCEANEs 2006 not been repurchased, i.e. 3.7 million euros.

Havas is offering to repurchase OCEANEs 2006 outstanding in the French market and outside the United States from December 6, 2004 to December 10, 2004, inclusive, on financial terms similar to those of the most recent repurchases. In those transactions, the average price per OCEANE 2006 was equal to 25.16 euros, on the basis of a spread over the average yield.

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Following the end of the repurchase offer, Havas will announce the total principal amount of OCEANEs 2006 so repurchased and the total repurchase price. It also reserves the right to conduct further repurchases after the close of such repurchase offer.

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NOT FOR DISTRIBUTION IN THE UNITED STATES OF AMERICA

This announcement may not be published, distributed or circulated in the United States and an order to purchase securities may not be accepted in or from the United States. This announcement is not an offer to purchase securities in the United States or solicitation of an order to sell securities in the United States or in any other jurisdiction where such offer or solicitation would be illegal. The undertaking to effect purchases of securities in the market as described in this announcement has not been announced, directly or indirectly, through the mails or any other means of communication or instrumentality of interstate commerce (including, without limitation, transmissions through fax, telex or telephone) between states of the United States or between a state of the United States and another country, nor has it been announced through an intermediary of a U.S. stock exchange trading in securities.

This announcement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001, as amended (the "Order") or (iii) persons falling within Article 49(2)(a) to (d) of the Order (high net worth companies, unincorporated associations, etc.) or (iv) other persons to whom it may lawfully be communicated (all such persons together being referred to as "relevant persons"). Any person who is not a relevant person should not act or rely on this announcement. Any investment or investment activity entered into in relation to this announcement is reserved for relevant persons and may only be conducted by persons who are relevant persons.


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